Mail Stop 6010

December 12, 2007

Weston M. Hicks
Chief Executive Officer
Alleghany Corporation
7 Times Square Tower, 17th Floor
New York, NY 10036

      Re: **Alleghany Corporation**
                 Definitive Proxy Statement
                 Filed March 14, 2007
                 File No. 001-09371

Dear Mr. Hicks:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney